April 9, 2014

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI  53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5642

jkwilson@foley.com Email

CLIENT/MATTER NUMBER

061300-1765

VIA EDGAR

Ms. Loan Lauren P. Nguyen

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                        Oshkosh Corporation
Registration Statement on Form S-4
Filed March 13, 2014
File No. 333-194537

Dear Ms. Nguyen:

On behalf of our client, Oshkosh Corporation (the “Company”), we are submitting the Company’s responses to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 4, 2014 in connection with the Staff’s review of the above-referenced filing.  We have repeated the comments of the Staff in its letter dated April 4, 2014 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.

This letter accompanies a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-4, which the Company is filing via EDGAR with the Commission for the sole purpose of re-filing Exhibit 5.1 to such Registration Statement in response to the comments of the Staff and updating the Exhibit Index accordingly.  Amendment No. 1 does not relate to the contents of the prospectus that forms a part of such Registration Statement and, accordingly, the prospects has not been included therewith.

General

1.            We note that your guarantors in certain circumstances may be released from its obligation to guarantee the notes.  In particular, Section 10.6(3) of the Indenture, dated February 21, 2014, by and among Oshkosh Corporation, the Guarantors and Wells Fargo Bank, National Association, provides that “a Guarantor shall no longer guarantee (other than by virtue of its Note Guarantee) any Debt under the Credit Agreement, or any other Debt for borrowed money of the Company or any of its

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Loan Lauren P. Nguyen

April 9, 2014

Restricted Subsidiaries of at least $50.0 million.”  Please advise us why you believe the guarantees of the issuer’s subsidiaries are full and unconditional, as provided on the prospectus cover page and in the legality opinion filed as Exhibit 5.1, in light of the indenture provision referenced above.  For guidance, please refer to Section 2510.5 of the Financial Reporting Manual, available on the SEC website, www.sec.gov.

Company Response:

The Company respectfully advises the Staff that each of the guarantees may only be released under “customary circumstances” in accordance with the Staff’s guidance set forth in Section 2510.5 of the Division of Corporate Finance Financial Reporting Manual (the “Manual”), and, therefore, the guarantees are full and unconditional and satisfy the requirements for reliance on the exceptions contained in Rule 3-10 of Regulation S-X of the Commission (“Rule 3-10”).  The subsidiary guarantee release provisions are contained in Section 10.6 of the Indenture.  Section 10.6 provides that the guarantees may be automatically and unconditionally released and discharged in the following circumstances:

Section 10.6(1).  In the event that all or substantially all of the assets or capital interests of a guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a person or entity that is not an affiliate of the Company in compliance with the terms of the Indenture.  The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.

Section 10.6(2).  In the event that all of the capital interests in a guarantor are sold, transferred or otherwise disposed to a person or entity that is not an affiliate of the Company in compliance with the terms of the Indenture.  As noted above, the first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold.

Section 10.6(3).  In the event that a guarantor shall no longer guarantee any debt under the Company’s credit agreement, or any other debt for borrowed money of the Company or certain of its subsidiaries of at least $50.0 million.  The third bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released.  The Company respectfully submits that the only circumstances under which “a guarantor shall no longer guarantee any debt under the Company’s credit agreement, or any other debt for borrowed money of the Company or certain of its subsidiaries of at least $50.0 million,” are the termination or release of the guarantor’s guarantee of such debt of the Company.  As a result, the Company submits that the release provisions of

Ms. Loan Lauren P. Nguyen

April 9, 2014

Section 10.6(3) of the Indenture are of the type contemplated by the third bullet under Section 2510.5 of the Manual.

Section 10.6(4).  In the event of defeasance or satisfaction and discharge of the Indenture pursuant to the legal defeasance or covenant defeasance provisions of the Indenture.  The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance or discharge of the indenture have been satisfied.

There are no additional circumstances under which a guarantee may be released without consent of the holders under the Indenture.  Because the guarantees can only be released under the customary circumstances contemplated by the Staff’s guidance, the Company respectfully submits that the subsidiary guarantees are “full and unconditional” in accordance with the requirements of Rule 3-10 of Regulation S-X.

Exhibit 5.1

2.                                    We note that the indenture is governed by New York law.  Please have counsel revise to opine on the law of the jurisdiction governing the indenture pursuant to which the debt security or guarantee is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation.  For guidance, please refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

Company Response:

The Company is filing as Exhibit 5.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 a revised opinion of counsel  that clarifies such counsel is opining on the laws of the State of New York.

3.                                    We note counsel’s statement that counsel has acted as counsel to you and that the New Note Guarantees “will be legally issued and valid and binding obligations of the Guarantors enforceable in accordance with their terms.”  Please have counsel revise its opinion to clarify to which guarantors it is referring and to which guarantors its legal opinion pertains.

Company Response:

The Company is filing as Exhibit 5.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 a revised opinion of counsel that identifies each of the guarantors to which counsel’s opinion pertains.  The revised opinion of counsel also clarifies that

Ms. Loan Lauren P. Nguyen

April 9, 2014

counsel is opining on the laws of the States of Pennsylvania, Texas and Wisconsin, the jurisdictions of organization of the respective guarantors.

*     *    *

If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5642, Patrick G. Quick at (414) 297-5678 or Spencer T. Moats of Foley & Lardner LLP at (414) 319-7343.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:                              Tanya K. Aldave

    U.S. Securities and Exchange Commission

Bryan J. Blankfield

David M. Sagehorn

Thomas J. Polnaszek

    Oshkosh Corporation

Patrick G. Quick

Spencer T. Moats

    Foley & Lardner LLP